SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.__2_________)*


                       Speedcom Wireless Corporation
              -----------------------------------------------------
                                (Name of Issuer)

                      Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                   847703105
              -----------------------------------------------------
                                 (CUSIP Number)
 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[XX] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 5 pages

CUSIP No. 847703105                   13G                    Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            75,073
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             9,729
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             75,073
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       9,729

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      84,802
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       .09%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.847703105             13G                    Page 3 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ruby Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             50,465
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       50,465
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      50,465

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       .06%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      CO.
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                         Page 4 of 5 Pages
Item 1.     (a)   Name of Issuer:

                  Speedcom Wireless Corporation

            (b)   Address of Issuer's Principal Executive Offices:

                  7730 Roswell Road
                  Atlanta, GA  30350-4862

Item 2.     (a)   Name of Person Filing:

                    J. Morton Davis and Ruby Corp. ("Ruby") (1). The filing parties previously filed their agreement to file this statement on behalf of them.

            (b)   Address of Principal Business Office:

                    Mr. Davis' and Ruby's business address address is 44 Wall Street, New York, New York 10005.


            (c)   Citizenship:

                  Mr. Davis is a United States citizen. Ruby is incorporated in the State of Delaware.

            (d)   Title of Class of Securities:

                  Common Stock, $.01 par value ("shares")

            (e)   CUSIP Number:

                  847703105

Item 3.           Not applicable.

Item 4.           Ownership, is amended as follows:

 (a) (b) As of February 12, 2001, Mr. Davis beneficially owns 84,802 shares or .09% of the Issuer's shares as follows: (i) 12,304 shares underlying a Unit Purchase Option ("UPO") to purchase 13,090 Units (2) which consisted prior to the reverse stock split of of 13,090 shares and 39,270 shares underlying 13,090 Class A Warrants and 26,180 Class B Warrants, owned by Mr. Davis, (ii) 12,304 shares underlying a UPO to purchase 13,090 Units (2) owned by D.H. Blair Investment Banking Corp., (iii) 50,465 shares owned by Ruby, and (iv) 9,729 shares beneficially owned by Rosalind Davidowitz, Mr. Davis' wife (3).

          As of February 12, 2001, Ruby is the beneficial owner of 50,465 shares or .06% of the Issuer's shares issued and outstanding as indicated in (iii) above.

     (c) Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Capital and Blair Investment.

Item 5.  is hereby amended as follows:

        The filing parties are no longer beneficial owners in excess of five percent in the securities of the Issuer.

__________________________________________________________________________

(1) J. Morton Davis is the sole shareholder and Chairman of the Board of Ruby and D.H. Blair Investment Banking Corp, , a Broker Dealer.

(2) Each Unit consisted of one share, one Class A Warrant and one Class B Warrant. Each Class A Warrant entitled the holder to purchase one share of stock and one Class B Warrant at an exercise price of $6.50, exercisable prior to October 9, 2001. Each Class B Warrant entitled the holder to purchase one share at $8.75, exercisable prior to October 9, 2001. The Issuer executed a 1 for .235 share reverse split. Therefore, each unit represents the right to purchase approximately 1/4 of the shares with the exercise price increasing approximately four times.

(3)  Mr. Davis disclaims beneficial ownership of shares owned by his wife.

                                                             Page 5 of 5 Pages



Item 10.    Certification.

            By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   Signature

            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: February 15, 2001


By: /s/ J. Morton Davis
   -------------------------------
    J. Morton Davis





Date: February 15, 2001
      Ruby Corp.


By: /s/ David Nachamie
   -------------------------------
    David Nachamie
    Treasurer